                   [Insert Morrison & Foerster LLP Letterhead]


                                January 26, 2005


                                                         Writer's Direct Contact
                                                             (213) 892-5290
                                                            asussman@mofo.com
BY OVERNIGHT DELIVERY

William Friar
Senior Financial Analyst
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0408
Washington, D.C. 20549

         Re:   BofI Holding, Inc.
               Registration Statement No. 333-121329

Dear Mr. Friar:

         On behalf of BofI Holding, Inc. (the "Company"), we are transmitting for filing Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-1 (File No. 333-121329) (the "Registration Statement"). A courtesy copy will be provided that is marked to show changes from the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on December 16, 2004.

         The Amendment is being filed in response to comments received from the Commission staff (the "Staff") by letter dated January 14, 2005. The relevant text of the Staff's comments has been included in this letter. The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

1. COMMENT: REVISE TO INCLUDE A PRICE RANGE FOR THE SECURITIES TO BE OFFERED.

         Response: The Company has included in the Amendment an estimate of the initial public offering price of $9.00 to $13.00 per share as well as the 2,250,000 shares of common stock to be offered. All information that is calculated in the Amendment is based on the assumed initial public offering price of $11.00 per share and the 2,250,000 shares of common stock to be offered.

2. COMMENT: REVISE THE "OPENIPO" NARRATIVE TO INDICATE THE MINIMUM SIZE FOR THE BID IN THE AUCTION.
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William Friar
January 26, 2005
Page Two


         Response: In response to Staff's comment, the Company has provided additional disclosure to include the minimum size for a bid in the auction.

3. COMMENT: REVISE TO DELETE THE EXHIBITS OR, IF YOU PLAN ON DELIVERING THEM TO POTENTIAL INVESTORS, INCLUDE THEM AS PART OF THE PROSPECTUS AND RE-CAPTION THEM AS APPENDICES.

         Response: The Company supplementally advises the Staff that the Company will not be delivering the exhibits to potential investors. Accordingly, the exhibits will not be included as part of the prospectus.

4. COMMENT: PLEASE DELETE THE THIRD PARAGRAPH. ABBREVIATIONS USED IN THE PROSPECTUS MUST BE CLEAR AND UNDERSTANDABLE TO THE READER WITHOUT REFERRING TO A KEY.

         Response: In response to the Staff's comment, the Company has deleted the third paragraph.

5. COMMENT: REVISE THE FIRST SENTENCE TO INDICATE THE COMPANY'S FOCUS IS ON ATTRACTING CONSUMER DEPOSITS AND ORIGINATING AND PURCHASING MULTI-FAMILY RESIDENTIAL REAL ESTATE LOANS HELD FOR INVESTMENT PURPOSES.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

6. COMMENT: NOTING THAT THE COMPANY ALREADY IS ATTEMPTING TO ATTRACT DEPOSITS IN ALL 50 STATES, REVISE THE SECOND PARAGRAPH TO EXPLAIN HOW YOU MIGHT "RAPIDLY INCREASE DEPOSITS." ALSO REVISE THE LAST SENTENCE OF THE SECOND PARAGRAPH TO CLARIFY WHICH MARKETS YOU OPERATE IN WITH REGARD TO DEPOSITS AND LOANS.

         Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

7. COMMENT: REVISE THE 2002 TO 2004 GROWTH DISCLOSURES TO ADD BULLET POINTS FOR RETURN ON EQUITY, INCREASES IN FHLB ADVANCES, CORE CAPITAL AND MULTI-FAMILY LOANS HELD FOR INVESTMENT.

         Response: In response to the Staff's comment, the Company has provided additional disclosure for return on equity, increases in FHLB advances and core capital. With respect to multifamily loans held for investment, the Company respectfully directs the Staff's attention to the third bullet point where the
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William Friar
January 26, 2005
Page Three


         Company has already provided disclosure of originations of multifamily loans held for investment.

8. COMMENT: REVISE EACH BULLET POINT TO EXPLAIN HOW YOU PLAN TO IMPLEMENT EACH STRATEGY AND THE ANTICIPATED COSTS AND TIMING OF EACH ITEM. IN ADDITION, NOTING THAT YOU OUTSOURCE YOUR APPRAISAL, SERVICING, FORECLOSURE AND OTHER LOAN FUNCTIONS, EXPLAIN IN BULLET 4 HOW LOAN ORIGINATIONS CAN BE INCREASED WITHOUT SIGNIFICANT ADDITIONAL COSTS.

         Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

9. COMMENT: REVISE THE DISCLOSURES TO LIST ALL WEBSITES AND THE PURPOSE OF EACH WEBSITE. ALSO, IDENTIFY ALL SUBSIDIARIES, INDICATE WHETHER OR NOT ACTIVE, AND IDENTIFY THE PURPOSES OF EACH.

         Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

10. COMMENT: REVISE TO ADD LINE ITEMS FOR BOTH "COMMON SHARES OUTSTANDING AS OF DECEMBER 16, 2004" AND COMMON STOCK OUTSTANDING AS OF DECEMBER 16, 2004, ASSUMING THE EXERCISE AND CONVERSION OF ALL OUTSTANDING DERIVATIVE SECURITIES."

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

11. COMMENT: REVISE THE LAST BULLET ON PAGE 3 TO INDICATE THE NUMBER OF SHARES ISSUED AND/OR RESERVED FOR ISSUANCE UNDER EACH PLAN REFERENCED.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

12. COMMENT: PLEASE INCLUDE THE DOLLAR AMOUNT OF NON-PERFORMING LOANS IN YOUR PORTFOLIO HERE AND ON PAGE 26. IN FUTURE FILINGS, WHEN YOU HAVE A MEANINGFUL RATIO, YOU MAY SUBSTITUTE THE RATIO OF THE ALLOWANCE FOR LOAN LOSSES TO NON-PERFORMING LOANS.

         Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.
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William Friar
January 26, 2005
Page Four


13. COMMENT: REVISE THE FIRST RISK ON PAGE 8 TO USE THE PENULTIMATE SENTENCE IN THE THIRD PARAGRAPH AS THE CAPTION.

         Response: In response to the Staff's comment, the Company has revised the caption of the risk factor as requested.

14. COMMENT: REVISE THE RISK ON NEEDING ADDITIONAL CAPITAL TO DISCLOSE WHETHER OR NOT YOU ANTICIPATE RAISING ADDITIONAL CAPITAL IN THE NEXT 12 MONTHS.

         Response: In response to the Staff's comment, the Company has revised the risk factor to indicate whether or not it anticipates raising additional capital in the next 12 months.

15. COMMENT: REVISE THE LAST RISK ON PAGE 8 (CARRIED OVER TO PAGE 9) TO USE AS THE CAPTION THE LAST SENTENCE IN THE FIRST FULL PARAGRAPH ON PAGE 9.

         Response: In response to the Staff's comment, the Company has revised the caption of the risk factor as requested.

16. COMMENT: REVISE THE LAST RISK FACTOR ON PAGE 11 TO DISCLOSE THE PURCHASES DURING THE LAST 2 YEARS, BY YEAR AND DISCLOSE WHETHER OR NOT THE COMPANY HAS INCURRED LOSSES OR LOWER YIELDS ON BULK LOANS PURCHASED.

         Response: In response to the Staff's comment, the Company has provided additional disclosure in the risk factor as requested.

17. COMMENT: REVISE THE RISK FACTOR STARTING AT THE BOTTOM OF PAGE 12 TO LIST WHICH SERVICES ARE PROVIDED BY THIRD PARTIES. IN ADDITION, DISCLOSE THE AMOUNT PAID FOR THESE SERVICES DURING EACH OF THE LAST TWO FULL YEARS. IF THERE HAS BEEN A MATERIAL INCREASE, EXPLAIN WHY.

         Response: In response to the Staff's comment, the Company has provided additional disclosure in the risk factor as requested.

18. COMMENT: REVISE THE SECOND RISK ON PAGE 13 TO DISCLOSE THE AMOUNTS PAID IN EACH OF THE LAST TWO FULL YEARS FOR THESE SERVICES. IF THERE HAS BEEN A MATERIAL INCREASE, EXPLAIN WHY.

         Response: In response to the Staff's comment, the Company has provided additional disclosure in the risk factor as requested.
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William Friar
January 26, 2005
Page Five


19. COMMENT: REVISE TO DELETE THE RISK FACTOR ON BROAD DISCRETION IN THE USE OF PROCEEDS. THE USE OF PROCEEDS SECTION SHOULD LIST THE PRIORITIES OF THE USES AND THE RIGHT TO CHANGE SUCH USES. SEE INSTRUCTION 7 TO ITEM 504 OF REGULATION S-K.

         Response: In response to the Staff's comment, the Company has deleted the risk factor.

20. COMMENT: REVISE TO USE A CHART BEGINNING WITH GROSS PROCEEDS, THEN OFFERING EXPENSES, THEN NET PROCEEDS FOLLOWED BY THE USES IN PRIORITY ORDER. WITH REGARD TO THE DEBT, ADD A FOOTNOTE WITH THE AMOUNT AND TERMS AND DISCLOSE WHAT IT WAS USED FOR. SEE INSTRUCTION 4 TO ITEM 504 OF REGULATION S-K. THE NOVEMBER 30, 2004 DATE SHOULD BE UPDATED TO THE MOST RECENT PRACTICABLE DATE.

         Response: In response to the Staff's comment, the Company has revised the disclosure to include a chart of gross proceeds, estimated underwriting discounts and commissions, estimated offering expenses and net proceeds. The Company has also provided additional disclosure regarding the use of proceeds from the note payable. With respect to the priority of uses, the Company respectfully submits that, in accordance with the instructions to Item 504 of Regulation S-K, the use of proceeds does not need to be prioritized because the underwriting arrangements with respect to the offered securities will be such that the Company reasonably expects the actual proceeds will not be substantially less than the aggregate proceeds.

21. COMMENT: IN THE SECOND BULLET, PLEASE DISCLOSE THE ASSUMED PRICE PER SHARE USED IN THE COMPUTATION.

         Response: In response to the Staff's comment, the Company has revised the disclosure to include the assumed per share initial public offering price used in the computation.

22. COMMENT: IT APPEARS THAT THE COMPANY'S LOANS HAVE GROWN FASTER THAN THE DEPOSITS TO FUND THEM AND THEREFORE, BORROWINGS HAVE GREATLY INCREASED. REVISE TO DISCUSS THIS AND WHETHER OR NOT FUTURE PERIODS CAN EXPECT A SIMILAR SCENARIO REQUIRING ADDITIONAL BORROWINGS OR IF THE CAPITAL FROM THIS OFFERING WILL ALLEVIATE OR END THIS GROWTH PATTERN.

         Response: In response the Staff's comment, the Company has revised the disclosure as requested.
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William Friar
January 26, 2005
Page Six


23. COMMENT: WITH REGARD TO THE DECEMBER 13 TRUST AGREEMENT, PLEASE FILE THE TRUST AGREEMENT AS AN EXHIBIT IN THE NEXT AMENDMENT AND ADVISE US WHETHER THESE SECURITIES WILL BE SOLD IN A REGISTERED OFFERING OR IF NOT, WHAT EXEMPTION WILL BE CLAIMED.

         Response: In response to the Staff's comment, the Company has filed a copy of the trust agreement as an exhibit to the Registration Statement. The Company supplementally advises the Staff that the issuance of the securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. The recipient of the securities represented its intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The sale of the securities was made without general solicitation or advertising.

24. COMMENT: SUPPLEMENTALLY ADVISE THE STAFF IF THE COMPANY IS PARTY TO ANY SPE'S, OFF-BALANCE ARRANGEMENTS OR SIMILAR DEALS. IF SO, DISCLOSURE SHOULD BE ADDED.

         Response: The Company supplementally advises the Staff that the Company has never been party to any SPE's, off-balance sheet arrangements or similar deals.

25. COMMENT: CONFIRM SUPPLEMENTALLY THAT THE COMPANY HAS NOT ENTERED INTO ANY HEDGING OR OTHER DERIVATIVES DURING THE LAST TWO FULL FISCAL YEARS AND THE CURRENT INTERIM PERIOD.

         Response: The Company supplementally advises the Staff that the Company has never used any derivative or hedging instruments.

26. COMMENT: WE NOTE THAT THE DISCUSSION IS ALMOST THE SAME AS THAT FOUND UNDER GENERAL ON PAGE 1. IN OUR PLAIN ENGLISH RELEASE WE ADVISED ISSUERS THAT IT IS USUALLY BETTER TO SAY SOMETHING ONCE AND ONLY ONCE. PLEASE REVIEW YOUR DOCUMENT FOR REDUNDANCIES AND WHERE YOU HAVE THEM TO CONSIDER WHETHER OR NOT THE READER IS BETTER OFF WITH OR WITHOUT THEM.

         Response: In response to the Staff's comment, the Company has revised the disclosure to eliminate redundancies where the Company feels the reader is better off without them.
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William Friar
January 26, 2005
Page Seven


27. COMMENT: IF THIS SECTION IS RETAINED, REVISE TO MAKE CHANGES CONSISTENT WITH OUR COMMENTS ON THE PROSPECTUS SUMMARY.

         Response: In response to the Staff's comment, the Company has revised the disclosure to make changes consistent with the Staff's comments to the Prospectus Summary.

28. COMMENT: THE BULLET POINTS SHOULD BE REVISED TO DISCLOSE SPECIFICS, SUCH AS, COSTS ANTICIPATED IN THE NEXT 12 MONTHS, NEW MARKETING PLANS AND AREAS, NEW PRODUCTS AND SERVICES, ETC.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

29. COMMENT: NOTING THE REFERENCE TO LOAN BROKERS IN THE THIRD BULLET, SUPPLEMENTALLY ADVISE THE STAFF IF THE COMPANY HAS AGREEMENTS WITH LOAN BROKERS OR OTHERS INVOLVING LOAN PURCHASES. IF MATERIAL, THEY SHOULD BE FILED AS EXHIBITS.

         Response: The Company supplementally advises the Staff that the Company does not have any written agreements with loan brokers or others involving loan purchases.

30. COMMENT: REVISE THE FIRST PARAGRAPH TO INDICATE WHETHER THE ORIGINATIONS, PURCHASES AND SALES ARE BOTH FIXED AND ADJUSTABLE OR JUST FIXED OR JUST ADJUSTABLE.

         Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that originations, purchases and sales are both fixed and adjustable.

31. COMMENT: REVISE THE NARRATIVE PRECEDING THE LAST TABLE ON PAGE 53 TO DISCLOSE WHETHER THE LTV'S ARE BASED ON INITIAL APPRAISALS OR A MORE RECENT APPRAISAL OR INITIAL APPRAISALS LESS PRINCIPAL PAYMENTS.

         Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that the LTV's are based on initial appraisals less principal payments.

32. COMMENT: REVISE THE LAST PARAGRAPH ON PAGE 57 TO DISCLOSE WHETHER THE COMPANY REQUIRES UPDATED APPRAISALS AND CASH-FLOW ANALYSIS ON ALL LOANS HELD FOR INVESTMENT.
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William Friar
January 26, 2005
Page Eight


         Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that the Company does not require updated appraisals and cash-flow analysis on all loans held for investment.

33. COMMENT: REVISE TO DISCLOSE WHETHER OR NOT THE COMPANY HAS OBTAINED ANY "BROKERED DEPOSITS."

         Response: In response to the Staff's comment, the Company has provided additional disclosure to clarify that the Company has never obtained any brokered deposits.

34. COMMENT: NOTING THE DISCUSSION REGARDING FUNDING ASSET GROWTH THROUGH FHLB ADVANCES, REVISE THE SECOND PARAGRAPH TO EXPLAIN WHY FUNDS WERE BORROWED INSTEAD OF USING ADDITIONAL FHLB ADVANCES.

         Response: In response to the Staff's comment, the Company has provided additional disclosure to explain why funds were borrowed instead of using additional FHLB advances.

35. COMMENT: NOTING THE SMALL NUMBER OF EMPLOYEES COMPARED TO THE ASSETS OF THE COMPANY, PROVIDE A BREAKDOWN OF THE FUNCTIONS, SUCH AS, ADMINISTRATIVE, LENDING FUNCTION, INTERNET SUPPORT FUNCTION, ETC.

         Response: In response to the Staff's comments, the Company has revised the disclosure as requested.

36. COMMENT: SUPPLEMENTALLY ADVISE THE STAFF IF THE COMPANY DOES ANY BUSINESS WITH ANY ENTITIES AFFILIATED WITH THE NON-EMPLOYEE DIRECTORS. IF SO, PLEASE DESCRIBE THE NATURE OF THE BUSINESS AND THE AMOUNT PAID/RECEIVED FROM EACH ENTITY.

         Response: The Company supplementally advises the Staff that all transactions required to be disclosed under Item 404 of Regulation S-K, including those between the Company and entities affiliated with its nonemployee directors, are disclosed under "Certain Relationships and Related Transactions" in the Registration Statement. The Company supplementally advises the Staff that certain transactions occurred which are not required to be disclosed under Item 404 and which do not affect such directors' independence, as follows:

                  (a) The Company has trained its employees in regulatory compliance matters through Compliance Coach. Robert Eprile, a nonemployee director of the Company, is also a director of Compliance Coach. The
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William Friar
January 26, 2005
Page Nine


                  Company has spent less than $3,000 a year for employee training through Compliance Coach.

                  (b) Each of the directors maintains ordinary course banking relationships (e.g., checking and savings accounts) with the Company, involving the same rates and terms provided to non-affiliated customers.

37. COMMENT: IT APPEARS THAT THE OPTIONS EXCEED THE 15% LIMITATION DESCRIBED IN THE NARRATIVE. SUPPLEMENTALLY ADVISE OR REVISE.

         Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that the calculation of the 15% limitation includes shares of common stock issuable upon conversion of convertible securities.

38. COMMENT: NOTING UNFILED EXHIBIT 10.1, REVISE TO SUMMARIZE THE
INDEMNIFICATION PROVISIONS CONTAINED IN EXHIBIT 10.1.

         Response: The Company supplementally advises the Staff that the key provisions of the indemnification agreement of Exhibit 10.1 are already summarized in this section, appearing on page 80 of the Amendment.

39. COMMENT: REVISE TO INCLUDE THE DISCLOSURES CONTAINED IN THE FIRST PARAGRAPH UNDER "CONVERTIBLE PREFERRED STOCK" ON PAGE F-23 IN FOOTNOTE 10.

         Response: In response to the Staff's comment, the Company has provided additional disclosure as requested.

40. COMMENT: AS YOU NOTE IN YOUR COVER LETTER, THE DISTRIBUTION TO BE USED IN THIS TRANSACTION IS THE "OPENIPO" AUCTION METHOD AND, AS YOU CORRECTLY NOTE IN YOUR COVER LETTER, IN AN EFFORT TO PROVIDE UNIFORMITY OF DISCLOSURE TO INVESTORS IN PROSPECTUSES FOR OPENIPO OFFERINGS, THE DESCRIPTION OF THE PLAN, INCLUDING EACH CHANGE IN THE PLAN, HAS BEEN REVIEWED AND COMMENTED ON BY THE DIVISION'S CHIEF COUNSEL'S OFFICE. THAT OFFICE HAS NOT COMPLETED THEIR EXAMINATION OF THIS FILING AND WHEN THEY DO, THEY MAY HAVE ADDITIONAL COMMENTS.

         Response: The Company has been advised by WR Hambrecht + Co., LLC ("Hambrecht"), its lead underwriter, that Joe Babits of the Division Chief Counsel's office has informed Hambrecht that the Division Chief Counsel's office has some additional comments to the Plan of Distribution. Hambrecht anticipates that the comments will be received in time to incorporate any

William Friar
January 26, 2005
Page Ten


         necessary modifications to the disclosure in the Plan of Distribution in the Company's next amendment to the Registration Statement.

41. COMMENT: SUPPLEMENTALLY PROVIDE THE STAFF WITH AN ILLUSTRATION OR EXAMPLE OF THE SITUATION CONTEMPLATED BY THE LAST SENTENCE IN THE THIRD PARAGRAPH, I.E., CHANGE THE PUBLIC OFFERING PRICE AND OTHER SELLING TERMS.

         Response: The Company notes the Staff's comment and advises the Staff that the referenced disclosure is not unique to the OpenIPO method of distribution and is common in the Underwriting or Plan of Distribution sections of registration statements for traditional underwritings. For example, the Company respectfully directs the Staff's attention to comparable disclosure in the effective registration statements for the following recent "traditional" firm commitment offerings: Cambridge Display (p.94), Spirit Finance Corp. (p.125) and China Finance Online Co. Limited (p.146). The disclosure is intended to describe a situation in which the underwriters are left with shares after the initial public offering in respect of unfunded orders. In such a scenario, the underwriters may sell such shares in the aftermarket at their then market value and not at the initial public offering price.

42. COMMENT: SUPPLEMENTALLY ADVISE THE STAFF IF ANY SHORT SALES, WHETHER NAKED OR COVERED, WILL BE MADE TO ANYONE WHO HAS NOT BID AND HAD THEIR BID ACCEPTED.

         Response: The Company supplementally advises the Staff that the Company has been advised by Hambrecht, on behalf of the underwriters, that no short sales will be made to anyone who has not bid and had their bid accepted.

43. COMMENT: SUPPLEMENTALLY ADVISE THE STAFF OF THE MEANING OF THE WORD, "PRIMARILY" IN THE FIRST PARAGRAPH. IN THIS REGARD, EXPLAIN WHAT OTHER METHODS OF DETERMINING THE PRICE AND ALLOCATION ARE TO BE USED.

         Response: The Company notes the Staff's comment and respectfully directs the Staff's attention to the disclosure under the sub-heading "Determination of the Public Offering Price" in the Plan of Distribution section. Hambrecht has advised the Company that the clearing price is the principal benchmark for determining the public offering price. As is currently disclosed in the Registration Statement, additional factors that may be considered in establishing the public offering price are a desire to facilitate a wider distribution of shares sold in the offering, general market conditions and the underwriters' assessment of the Company's business.

William Friar
January 26, 2005
Page Eleven


44. COMMENT: AS YOU KNOW, THE STAFF OF THE OFFICE OF CHIEF COUNSEL IS REVIEWING SEVERAL ASPECTS OF THE PLAN OF DISTRIBUTION AND WE MAY HAVE ADDITIONAL COMMENTS AS A RESULT OF THAT REVIEW.

         Response: The Company notes the Staff's comment.

45. COMMENT: SUPPLEMENTALLY ADVISE THE STAFF IF ANY BID SOLICITATION HAS
OCCURRED.

         Response: The Company supplementally advises the Staff that the Company has been informed by the underwriters that no bid solicitation has occurred, nor has the Company solicited any bids itself.

46. COMMENT: REVISE EACH ISSUANCE TO INCLUDE THE NUMBER OF PURCHASERS AND WHETHER OR NOT THEY WERE ACCREDITED INVESTORS OR SOPHISTICATED INVESTORS.

         Response: In response to the Staff's comment, the Company has provided additional disclosure to include the number of purchasers and whether or not they were accredited investors or sophisticated investors.

47. COMMENT: PLEASE NOTE THE UPDATING REQUIREMENTS OF RULE 3-12 OF REGULATION
S-X.

         Response: The Company notes the Staff's comment.

48. COMMENT: PLEASE FILE AN UPDATED CONSENT WITH YOUR PRE-EFFECTIVE AMENDMENT.

         Response: The Company notes the Staff's comment, and an updated consent from Deloitte & Touche LLP has been included in the Amendment.

49. COMMENT: PLEASE REVISE TO PRESENT ALL INDUSTRY GUIDE 3 INFORMATION AS OF THE LATEST FISCAL YEAR. WE NOTE MANY DISCLOSURES PRESENTED ONLY AS OF SEPTEMBER 30, 2004, WHICH IS HELPFUL AND POTENTIALLY REQUIRED UNDER THE INSTRUCTIONS TO THE GUIDE; HOWEVER, SUCH PRESENTATIONS ALONE DO NOT COMPLY WITH THE REQUIREMENTS OF THE GUIDE.

         Response: In response to the Staff's comment, the Company has provided additional disclosure to present all Industry Guide 3 information as of June 30, 2004, the latest fiscal year end.

50. COMMENT: PLEASE REVISE THE COMPARISON OF FINANCIAL CONDITION FOR ALL PERIODS PRESENTED TO PROVIDE A DISCUSSION OF HOW THE TRENDS DEPICTED BY CHANGES IN YOUR
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William Friar
January 26, 2005
Page Tweleve


FINANCIAL CONDITION MAY AFFECT FUTURE OPERATIONS. YOUR CURRENT DISCUSSIONS APPEAR TO FOCUS ON THE NUMERICAL CHANGES BETWEEN PERIODS.

         Response: In response to the Staff's comment, the Company has revised the disclosure to provide a discussion of how the trends depicted by changes in the Company's financial condition may affect its future operations.

51. COMMENT: AS A RELATED MATTER, PLEASE REVISE YOUR DISCLOSURE OF THE $109 MILLION INCREASE IN NET LOANS TO PROVIDE MORE IN-DEPTH DISCUSSION ABOUT THE REASONS FOR THE INCREASE IN LOAN PURCHASES AND ORIGINATIONS. YOUR REVISED DISCLOSURE SHOULD ADDRESS SUCH MATTERS AS MANAGEMENT'S STRATEGY WITH RESPECT TO ORIGINATING AND/OR PURCHASING THESE LOANS, WHETHER THEY REPRESENT YOUR ENTRY INTO A NEW MARKET AND WHETHER THIS HIGH LEVEL OF ACTIVITY REPRESENTS A TREND THAT IS REASONABLY EXPECTED TO CONTINUE IN FUTURE PERIODS.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

52. COMMENT: PLEASE REVISE TO PROVIDE MORE ROBUST ANALYSIS OF THE REASONS YOUR SINGLE FAMILY ORIGINATIONS RANGED FROM $7 MILLION AT JUNE 30, 2002 TO $124.7 MILLION AT JUNE 30, 2003 TO $76.7 MILLION AT JUNE 30, 2004. YOUR ANALYSIS SHOULD ADDRESS THE EXTENT TO WHICH THIS DOWNWARD TREND IN SINGLE FAMILY ORIGINATIONS IS REASONABLY EXPECTED TO CONTINUE IN FUTURE PERIODS, AS WELL AS MANAGEMENT'S PLANS FOR ADDRESSING THIS TREND.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

53. COMMENT: PLEASE REVISE THE SECOND PARAGRAPH OF YOUR DISCUSSION OF CHANGES IN STOCKHOLDERS' EQUITY TO CLARIFY THAT DIVIDENDS ON PREFERRED STOCK WERE PAID IN CASH.

         Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that the dividends on the preferred stock were paid in cash.

54. COMMENT: PLEASE REVISE YOUR TABLE TO PRESENT EQUITY IN ITS OWN LINE ITEM SEPARATE FROM "OTHER NONINTEREST-BEARING LIABILITIES." THIS CHANGE ALSO APPLIES TO YOUR INTEREST RATE SENSITIVITY TABLE ON PAGE 47.

         Response: In response to the Staff's comment, the Company has revised the applicable tables to present equity in its own line item separate from "other noninterest-bearing liabilities."

William Friar
January 26, 2005
Page Thirteen


55. COMMENT: PLEASE REVISE THE HEADING ON YOUR RATE/VOLUME ANALYSIS TABLE TO CLARIFY THAT THE FIGURES PRESENTED ARE FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003.

         Response: In response to the Staff's comment, the Company has revised the heading on the rate/volume analysis table to clarify that the figures presented are for the three months ended September 30, 2004 and 2003.

56. COMMENT: PLEASE REVISE YOUR RATE/VOLUME ANALYSIS TABLE TO DISCLOSE THE BASIS FOR ALLOCATION OF RATE/VOLUME VARIANCES, THE AMOUNT OF LOAN FEES INCLUDED IN THE INTEREST INCOME COMPUTATION (OR SUPPLEMENTALLY CONFIRM THAT THIS IS NOT APPLICABLE), AND THE EXTENT TO WHICH TAX EXEMPT INCOME WAS CALCULATED ON A TAX EQUIVALENT BASIS. REFER TO SECTION I.C OF GUIDE 3 AND THE CORRESPONDING INSTRUCTIONS.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

57. COMMENT: PLEASE REVISE THE COMPARISON OF RESULTS OF OPERATIONS AND LIQUIDITY PORTIONS OF YOUR MD&A TO MORE FULLY DESCRIBE THE EXTENT OF YOUR ONE YEAR NEGATIVE INTEREST RATE SENSITIVITY GAP, ITS POTENTIAL IMPACT TO YOUR FINANCIAL STATEMENTS, AND ITS IMPACT UPON YOUR LIQUIDITY NEEDS FOR THE FISCAL YEAR ENDED JUNE 30, 2005.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

58. COMMENT: PLEASE REVISE TO PRESENT SEPARATELY THE TOTAL AMOUNT OF ALL LOANS DUE AFTER ONE YEAR WHICH A) HAVE PREDETERMINED INTEREST RATES AND B) HAVE FLOATING OR ADJUSTABLE INTEREST RATES. REFER TO SECTION III.B OF GUIDE 3.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

59. COMMENT: PLEASE REVISE YOUR LOANS ACTIVITY SUMMARY ON PAGE 54 SO THAT THE INFORMATION PRESENTED IS DISAGGREGATED ON A CONSISTENT BASIS. FOR EXAMPLE, CONSIDER PROVIDING THIS INFORMATION IN THE FORM OF A ROLLFORWARD FOR EACH CATEGORY OF LOAN (I.E. SINGLE FAMILY, MULTIFAMILY, ETC). THE ROLLFORWARD WOULD START WITH THE BEGINNING BALANCE FOR THAT CATEGORY, PLUS ORIGINATIONS AND PURCHASES, LESS SALES, REPAYMENTS, AMORTIZATION OF PREMIUMS AND DEFERRED FEES, AND PROVISIONS FOR LOAN LOSSES TO ARRIVE AT THE ENDING BALANCE. THE SUM OF EACH CATEGORY'S ENDING BALANCE WOULD THEN BE THE GRAND TOTAL OF ALL LOANS HELD FOR INVESTMENT AND HELD FOR SALE AS

William Friar
January 26, 2005
Page Fourteen


OF EACH BALANCE SHEET DATE AS SHOWN ON YOUR CONSOLIDATED BALANCE SHEET ON PAGE F-3.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

60. COMMENT: PLEASE INCORPORATE A FOOTNOTE TO THE LENDING ACTIVITIES SUMMARY TABLE TO CLARIFY WHY YOU PURCHASED $127 MILLION OF SINGLE FAMILY LOANS IN 2001 IF YOUR STRATEGY IS TO SELL ALL ORIGINATED SINGLE FAMILY LOANS.

         Response: In response to the Staff's comment, the Company has revised the disclosure as requested.

61. COMMENT: PLEASE REVISE YOUR TABLE OF CHANGES IN YOUR ALLOWANCE FOR LOAN LOSSES ON PAGE 61 TO PROVIDE THE PERCENT OF LOANS IN EACH CATEGORY TO TOTAL LOANS. REFER TO SECTION IV.B OF GUIDE 3.

         Response: In response to the Staff's comment, the Company has revised the disclosure to provide the percent of loans in each category to total loans.

62. COMMENT: PLEASE REVISE YOUR DEPOSIT COMPOSITION TABLE ON PAGE 62 PRESENT SEPARATELY FOR EACH REPORTED PERIOD, THE AVERAGE AMOUNT PAID ON EACH DEPOSIT CATEGORY. REFER TO SECTION V.A OF GUIDE 3.

         Response: In response to the Staff's comment, the Company has revised the disclosure to present separately for each reported period, the average amount paid on each deposit category.

63. COMMENT: AS A RELATED MATTER, WE UNDERSTAND WHY YOU HAVE ANNUALIZED THE RATES PROVIDED FOR THE PERIOD ENDED SEPTEMBER 30, 2004. HOWEVER, IT IS NOT CLEAR WHY THE RATES AT JUNE 30, 2004, 2003 AND 2002 HAVE BEEN ANNUALIZED. SECTION V.A STATES THAT AVERAGE RATES PAID ON DEPOSITS SHOULD BE PROVIDED FOR EACH REPORTED PERIOD. PLEASE CONSIDER REVISING TO ADD A DIFFERENT FOOTNOTE WHICH REFERS TO AVERAGE RATES AND MAKING ANY CORRESPONDING CHANGES TO THE RATES DISCLOSED AS NECESSARY.

         Response: In response to the Staff's comment, the Company has revised the footnote to clarify that the rates are based on weighted average stated interest rates at the end of the applicable period. The Company also added an additional table to disclose average rates paid on deposits for the applicable periods as required by Section V.A. of Industry Guide 3.

William Friar
January 26, 2005
Page Fifteen


64. COMMENT: PLEASE REVISE TO CLARIFY THAT ALL NUMBERS PRESENTED IN YOUR FOOTNOTES (INCLUDING BOTH TABLES AND VERBIAGE) ARE PROVIDED IN THOUSANDS, EXCEPT FOR PER SHARE DATA.

         Response: In response to the Staff's comment, the Company has revised the disclosure to clarify that all numbers presented in the footnotes to the Company's consolidated financial statements (including both tables and verbiage) are provided in thousands, except for per share data.

65. COMMENT: WE NOTE THAT APPROXIMATELY 63% OF YOUR TOTAL LOAN PORTFOLIO IS SECURED BY REAL ESTATE LOCATED IN THE STATE OF CALIFORNIA. PLEASE REVISE YOUR BUSINESS POLICY NOTE TO DISCLOSE THIS GEOGRAPHICAL CONCENTRATION. REFER TO PARAGRAPHS 20-25 OF SOP 94-6.

         Response: In response to the Staff's comment, the Company has revised the note relating to its business policy to disclose the geographical concentration.

66. COMMENT: PLEASE REVISE YOUR ACCOUNTING POLICY FOR LOANS HELD FOR SALE TO DISCLOSE THAT YOU GENERALLY SELL LOANS WITH SERVICING RELEASED TO THE BUYER AND TO DESCRIBE HOW YOU ACCOUNT FOR GAINS AND LOSSES ON THE SALE OF LOANS.

         Response: In response to the Staff's comment, the Company has revised the note relating to its accounting policy for loans held for sale to disclose that the Company generally sells loans with servicing released to the buyer and to describe how it accounts for gains and losses on the sale of loans.

67. COMMENT: PLEASE REVISE YOUR ACCOUNTING POLICY WITH RESPECT TO THE ALLOWANCE FOR LOAN LOSSES TO MORE FULLY EXPLAIN HOW MANAGEMENT DETERMINES THE ALLOWANCE DURING EACH REPORTING PERIOD. CONSIDER REVISING YOUR POLICY TO INCLUDE THE DISCLOSURES YOU PROVIDE ON PAGE 60 OF YOUR FILING.

         Response: In response to the Staff's comment, the Company has revised the note relating to its accounting policy for allowance for loan losses to explain more fully how management determines the allowance during each reporting period.

68. COMMENT: YOUR ACCOUNTING POLICY FOOTNOTES APPEAR TO BE MISSING DISCLOSURES REGARDING CERTAIN RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS. FOR EXAMPLE, IT IS UNCLEAR WHAT IMPACT, IF ANY, THE ADOPTION OF SFAS 123R, 132R AND 153 WILL HAVE UPON YOUR FINANCIAL STATEMENTS. PLEASE REVISE YOUR FINANCIAL STATEMENT FOOTNOTES

William Friar
January 26, 2005
Page Sixteen


AND MD&A TO ADDRESS THE IMPACT OF THESE PRONOUNCEMENTS OR SUPPLEMENTALLY TELL US WHY YOU BELIEVE THEY DO NOT AFFECT YOUR BUSINESS.

         Response: In response to the Staff's comment, the Company has provided additional disclosure in MD&A and note 1 to its financial statements regarding SFAS 123R. With respect to SFAS 132R and SFAS 153, the Company supplementally advises the Staff that the Company has evaluated these accounting pronouncements and determined they are not applicable to it. SFAS 132R deals with pension and other post-retirement benefits, and the Company has not provided any such benefits. SFAS 153 deals with exchanges of nonmonetary assets, and the Company has not conducted any such exchanges.

69. COMMENT: PLEASE REVISE TO INCLUDE THE SEPARATE YOUR DISCLOSURE OF AGGREGATE UNREALIZED LOSSES AND AGGREGATE RELATED FAIR VALUE OF INVESTMENTS WITH UNREALIZED LOSSES INTO THOSE INVESTMENTS THAT HAVE BEEN IN A CONTINUOUS UNREALIZED LOSS POSITION FOR LESS THAN 12 MONTHS AND THOSE THAT HAVE BEEN IN A CONTINUOUS UNREALIZED LOSS POSITION FOR 12 MONTHS OR LONGER. REFER TO PARAGRAPH 18(B) OF EITF 03-1.

         Response: In response to the Staff's comment, the Company has provided additional disclosure to note 3 to its financial statement and included a table of aggregate unrealized losses and the aggregate related fair value of investments that were in a continuous loss position of less than 12 months at September 30, 2004. The Company supplementally advises the Staff that there were no investments that were in a continuous loss position of more than 12 months at September 30, 2004. The Company has also provided additional disclosure to explain there were no investments that were in a continuous loss position at June 30, 2004 and to provide information about the investments, quantitative disclosures and information management considered in reaching the conclusion that the impairments are not other-than-temporary.

70. COMMENT: PLEASE SUPPLEMENTALLY TELL US THE BUSINESS PURPOSE OF ISSUING SHARES OF YOUR PREFERRED STOCK AT $10,000 PER SHARE AND HOW THIS PRICE WAS DETERMINED IN LIGHT OF THE FACT THAT YOU GRANTED STOCK OPTIONS FOR YOUR COMMON STOCK DURING THE YEAR ENDED JUNE 30, 2003 AT $10.00 PER SHARE.

         Response: The Company supplementally advises the Staff that the Company issued and sold the Series A preferred stock to provide additional regulatory capital to Bank of Internet USA to support its growth. The price per share of the Series A preferred stock was determined by the Company's board of directors taking into account, among other things, prior fund raising activities, the

William Friar
January 26, 2005
Page Seventeen


         estimated fair market value of the Company's common stock as determined by the Company's board of directors and the conversion and other features of the Series A preferred stock. Each share of Series A preferred stock is convertible into 952 shares of common stock through January 1, 2006 (which represents a conversion price of $10.50 per common share) and decreases in three increments to 555 shares of common stock after January 1, 2008 (which represents a conversion price of $18.00 per common share). After January 1, 2009, the Series A preferred stock in no longer convertible into common stock. At the time of issuance of the Series A preferred stock, each share was convertible into 952 shares of common stock (which represents a conversion price of $10.50 per common share). The Company respectfully directs the Staff's attention to the "Description of Capital Stock" section of the Registration Statement for a further description of the conversion and other features of the Series A preferred stock.

         Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (213) 892-5290 or to Charles C. Kim at (213) 892-5742.

                                                     Very truly yours,

                                                     /s/ Allen Z. Sussman

                                                     Allen Z. Sussman

Enclosures

cc: Mr. Michael Clampitt -- Securities and Exchange Commission Ms. Lisa Haynes -- Securities and Exchange Commission
       Mr. John Nolan -- Securities and Exchange Commission
       Mr. Gary Lewis Evans -- BofI Holding, Inc.
       Mr. Andrew J. Micheletti -- BofI Holding, Inc.
       Ellen R. Marshall, Esq. -- Manatt, Phelps & Phillips, LLP